EXHIBIT 4.5

                                  AMENDMENT TO
                                U.S. ENERGY CORP.
                             1998 STOCK OPTION PLAN
                               AS OF MAY 25, 2001


                  The first paragraph of existing section 8(h) of the Plan is deleted and replaced with the following provisions:

                  (h) NONTRANSFERABILITY. Except by will or the laws of descent and distribution, and except for transfers to a Permitted Transferee, no Option, and no right or interest in any Incentive Stock Option, shall be assignable or transferable. Transfers to a Permitted Transferee shall be authorized only if (i) the transfer is a bona fide gift and not payment of anything to any person, directly or indirectly;
         (ii) the Optionee receives nothing of value, directly or indirectly, for the gift; and (iii) the transferred Options continue to be subject to the identical terms and conditions as the Options prior to such transfer. A Permitted Transferee means (and shall be limited to) an Optionee's Family Members: child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- or sister-in-law (including adoptive relationships); anyone sharing the Optionee's household (but not as a tenant or employee), or a trust or other entity in which the Optionee and Family Members hold more than 50% of its beneficial or voting interest. It is intended that the preceding comply with General Instruction A(1)(a)(5) to Form S-8 adopted by the Securities and Exchange Commission.